October 28, 1999



AXP Variable Portfolio - Investment Series, Inc.
IDS Tower 10
Minneapolis, MN 55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of AXP Variable Portfolio - Investment Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,


/s/Leslie L. Ogg
   Leslie L. Ogg
   Attorney at Law
   901 S. Marquette Ave., Suite 2810
   Minneapolis, Minnesota 55402-3268